Exhibit 99.1

Digital Power Corporation Reports Third Quarter Financial Results

Period Ending Sept. 30, 2016 Shows Growth in Profitability and Reduction in Operational Losses

FREMONT, Calif., November 14, 2016, Digital Power Corporation (NYSE MKT: DPW - News) today announced financial results for their third quarter that ended September 30, 2016.

Digital Power’s revenues were $1,826,000, an increase of 29% from revenues of $1,415,000 for the same quarter ended September 30, 2015. The Company also was able to achieve an increase in gross margin for the quarter posting a 38.5% gross margin in comparison to the 33.9% gross margin reported for the comparative quarter that ended September 30, 2015. This increase in revenue was mostly attributable to a rising sales volume of commercial and military products in North America. The increase in profitability of our commercial and military products sold by our U.S operations was mainly responsible for these top and downline results.

The Company also showed a significant improvement with a decrease in its net loss for the quarter, only $38,000 compared to a net loss of $396,000 recorded for the same quarter that ended September 30, 2015. Company management leveraging opportunities to reduce operating expenses were responsible for these latest results. Operating expenses were $786,000, a decrease of 22% from the quarter ended September 30, 2015, reflecting lower sales, marketing, and engineering costs.

Commenting on the results, President and CEO, Amos Kohn, stated: “We are pleased to report an improvement in both sales and profitability for the third quarter that ended September 30, 2016 and other recent quarters. Our revenue increased by $411,000 and our losses decreased by $358,000 compared to the third quarter ended September 30, 2015. For the immediate past quarter, our net loss of $38,000 was mainly attributable to the weakness of the currency exchange rate for the UK Pound to US Dollar, the maturity of some international defense programs and the inclusion of $42,000 of stock option expense. Excluding this non-cash stock option expense, our non-GAAP net income was $4,000 for the third quarter of 2016. Comparing the same quarter in 2015, our net loss was $396,000 and if you exclude the stock option expense of $44,000 and the intellectual property amortization expense of $19,000, the non-GAAP net loss was $333,000. We are excited about our strategy to enhance our product offerings, develop new products and expand our sales in the global market, and believe that we will continue to improve our revenue realization rate and profitability in future quarters.”

Mr. Kohn continued, “We will continue to pursue our strategic plan of developing complete customized power solutions and to enhance our standard product portfolio with innovative, high density and efficient power supplies at ever-increasing power levels. The focus on a complete solution for power applications has been well received by our major telecom, medical, military and industrial customers.”

Use of Non-GAAP Measures

This press release provides financial measures for net loss, which exclude stock-based compensation expense and intellectual property amortization expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating loss and net loss. The presentation of this non-GAAP financial information is not intended to be considered by any investor or shareholder solely or as a substitute for the financial information prepared and presented in accordance with GAAP. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions.

The Company is a California corporation originally formed in 1969, and the Company’s common stock trades on the NYSE Mkt under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd, Fremont, California, 94538. Contact Patrick Gaynes at IR@DigiPwr.com for Investor Relations.

Company contact: 510-657-2635; Website: www.digipwr.com.

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2016 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of operating and net losses in the future; (b) dependency on Telkoor to design and manufacture products; (c) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (d) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (e) dependency on developer partners for the development of some of our custom design products; (f) dependency on sales of our legacy products for a meaningful portion of our revenues; (g) the possible failure of the Company’s custom product development (g) the ability of the Company to attract, retain and motivate key personnel; (h) dependence on a few major customers; (i) dependence on the electronic equipment industry; (j) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (k) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (l) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (m) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (n) variations in operating results from quarter to quarter; (o) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

 Digital Power Corporation

Financial Data
(In thousands except for per share data)	Three Months
	Ended September 30,
Statement of Operations Data:	2016	2015

Revenues	$1,826	$1,415
Operating income (loss)	(83)	(417)
Net income (loss)	(38)	(396)

Basic and diluted (loss) income per share:	0.01	(0.059)

	September 30,	December 31,
Balance Sheet	2016	2015

Working capital	$1,826	$2,659
Total assets	4,455	5,099
Total Liabilities	1,285	1,628
Shareholders' equity	$3,170	$3,471

Non GAAP Financial Data & Reconciliation to GAAP (Excluding stock option expenses and amortization of intangible intellectual property)

	Three Months Ended September 30,
Statement of Operations Data:	2016	2015

GAAP Gross profit	$703	$480
Amortization of intangible assets	-	19
Stock option expenses	1	1
Non GAAP Gross profit	704	500
Operating expenses	786	897
Stock option expenses	41	43
Non GAAP operating expenses	745	854
Non GAAP operating income (loss)	(41)	(354)
Non GAAP other income (expense)	23	21
Impairment of investment	-	-
Non GAAP other income (expense)	23	21
Non GAAP tax income	22	-
GAAP Net income (loss)	(38)	(396)
Non GAAP expense reductions	42	63
Non GAAP Net income (loss)	4	(333)